UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. )*

INFORMATION ANALYSIS INCORPORATED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

456696103

(CUSIP Number)

Joshua S. Horowitz

Palm Management (US) LLC

19 West Elm Street

Greenwich, CT 06830

(203) 302-7000

 With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456696103	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Palm Management (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	1,050,000
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,050,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,050,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%

12	TYPE OF REPORTING PERSON	OO

CUSIP No. 456696103	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Palm Global Small Cap Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	1,050,000
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,050,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,050,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%

12	TYPE OF REPORTING PERSON	PN

CUSIP No. 456696103	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Bradley C. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	1,050,000
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,050,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,050,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%

12	TYPE OF REPORTING PERSON	IN

CUSIP No. 456696103	13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
Joshua S. Horowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	5	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	1,050,000
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	1,050,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,050,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.3%

12	TYPE OF REPORTING PERSON	IN

CUSIP No. 456696103	13G	Page 6 of 8 pages

SCHEDULE 13G

Item 1(a).	Name of Issuer: Information Analysis Incorporated (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11240 Waples Mill Rd, Ste 201
Fairfax, VA 22030

Item 2(a).	Name of Person Filing: This Statement on Schedule 13G (this “Statement”) is filed by (i) Palm Global Small Cap Master Fund LP, a Cayman Islands exempted limited partnership (“Palm Global”), (ii) Palm Management (US) LLC, a Delaware limited liability company, (iii) Mr. Bradley C. Palmer, and (iv) Mr. Joshua S. Horowitz. The foregoing entities and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is c/o Palm Management (US) LLC, 19 West Elm Street, Greenwich, Connecticut 06830.

Item 2(c).	Citizenship: Palm Global Small Cap Master Fund LP is a Cayman Islands exempted limited partnership. Palm Management (US) LLC is a Delaware limited liability company. Mr. Palmer and Mr. Horowitz are citizens of the United States of America.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 456696103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 456696103	13G	Page 7 of 8 pages

Item 4.	Ownership:

(a)	Amount beneficially owned: 1,050,000*

(b)	Percent of class: 9.3% (Based upon 11,261,760 shares of Common Stock issued and outstanding as of November 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,050,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,050,000

*Palm Global directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Palm Management (US) LLC, as the investment manager of Palm Global, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Messrs. Palmer and Horowitz do not directly hold any shares of Common Stock. Due to his position with Palm Management (US) LLC, Mr. Palmer may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to his positions with Palm Global and Palm Management (US) LLC, Mr. Horowitz may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Palm Management (US) LLC, Mr. Palmer and Mr. Horowitz expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Palm Global have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported in this Statement held by Palm Global in accordance with their respective ownership interests in Palm Global.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 456696103	13G	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Common Stock of the Issuer.

Dated: February 17, 2021

PALM MANAGEMENT (US) LLC

/s/ Joshua S. Horowitz
Joshua S. Horowitz Portfolio Manager

PALM GLOBAL SMALL CAP MASTER FUND LP

By Palm Global Small Cap Fund GP Ltd., its general partner

/s/ Joshua S. Horowitz
Joshua S. Horowitz Director

/s/ Bradley C. Palmer
BRADLEY C. PALMER

/s/ Joshua S. Horowitz
JOSHUA S. HOROWITZ